UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
      Mail Stop 7010

      March 17, 2006

Mr. Thomas J. Dostart
Vice President, General Counsel and Secretary
Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219



      Re:	Massey Energy Company
		Registration Statement on Form S-4
      Amendment No. 1 filed March 3, 2006
		File No. 333-131415

Dear Mr. Dostart:

      We have reviewed you response letter dated March 3, 2006 and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Material United States Federal Income Tax Considerations, page 68

1. Revise to clearly state that the disclosure under this caption is the opinion of your counsel. The disclosure that in counsel`s opinion the statements contained therein are "correct in all material respects" is not sufficient in this regard.

2. Remove statements, such as "[t]he following general discussion summarizes material U.S. federal income...," and "[t]his discussion is a summary for general information." Investors are entitled to rely on the disclosure in this section.

Exhibit 5.1

3. We note that the registrants of the guarantees are incorporated in
West Virginia, Virginia, and Kentucky. The opinion must be revised to indicate that your counsel`s opinion relating to the guarantees is based on the laws of West Virginia, Virginia, and Kentucky.

Exhibit 8.1

4. Revise to indicate clearly that the disclosure in the registration statement is the opinion of counsel. The sentence indicating that counsel is of the opinion that the statements in the registration statement are correct in all material respects is not sufficient in this regard.

5. Please remove the statement that "this opinion letter is solely for the information and use of the addressee" and that it "may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without [y]our express written consent."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, the undersigned at (202)
551-
3685.
      					Sincerely,



      					Tangela Richter
      Branch Chief

      cc: 	D. Carter (via facsimile 404-888-4190)
      C. Moncada-Terry

Mr. Thomas J. Dostart
Massey Energy Company
March 17, 2006
Page 3